UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

11 March 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Corporation of New Zealand Limited Half Yearly Report for year ended 31 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 11 March 2011	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Half Year Report

For the period ended 31 December 2010

telecom nz

Introduction

From the CEO

A strong focus on operational excellence and cost control has helped to offset increased tax and ongoing regulatory impacts and kept us within guidance.

Telecom continues to operate successfully in a tough New Zealand telecommunications market, which mirrors that of many of the world’s developed countries: limited revenue growth as a result of intense price competition and regulation, whilst at the same time customers’ usage requirements for mobile and fixed communications services is growing rapidly. The challenge is to make significant improvements in cost and capital efficiency in order to simultaneously carry the extra traffic, improve customer satisfaction and reduce costs.

Telecom’s strategy has been updated to reflect this and seeks to drive towards fault-free, automated product and process outcomes, thus creating a better and more cost-effective customer experience, leaner operations, and a significant improvement in free cash flow through tighter control of capital and operating costs. Telecom’s people have been set revised targets and accountabilities to meet these goals.

As a result, we remain on track to deliver our full year earnings guidance and indeed we have improved the Group capex outlook; we now expect full year capex to be within the range $950 million to $1.0 billion for the financial year, down from between $1.0 billion to $1.1 billion indicated previously. Whilst total revenue declined by 3%, costs reduced by 4%. We are on track to deliver our goal of $155 million of cost-out in FY11.

The XT mobile network continues to grow strongly and we now have over one million customers on XT, representing around 46% of our total mobile base, and 71% of our mobile revenue. Revenue growth across the total mobile market has slowed, due to intense competitive price pressure, however, Telecom’s average revenue per user (‘ARPU’) continues to improve, driven by the growing use of smartphones and migration of customers to XT.

Performance in the fixed line market is very solid, with a small increase in access lines. While access revenue declined by around 3%, this is significantly lower than in many overseas markets as the availability of free local calling in New Zealand continues to slow the rate of fixed to mobile revenue substitution. The total number of broadband connections continues to increase, with over a million connections on the Telecom network. Broadband ARPU remains steady, despite price pressure and increasing competition. This reflects our focus on targeting and retaining high value customers.

Half Year Report | For the period ended 31 December 2010

Introduction

The IT Services market has returned to growth and Gen-i’s strong market share and market-leading customer preference resulted in IT Solutions revenue growth of 10% and EBITDA growth of 15%.

In February, we welcomed the Government announcement that it will move into commercial negotiations with Telecom and Vodafone for its Rural Broadband Initiative.

We remain in detailed discussions with Crown Fibre Holdings in relation to the Government’s Ultra-fast Broadband (‘UFB’) initiative. According to the Government’s conditions, a successful Telecom bid would be contingent on the structural separation of Telecom’s fixed access network from its services business. With that potential outcome in mind, the Government has recently introduced draft legislation to enable structural separation and which foreshadows the demerger of Chorus (and certain parts of Telecom Wholesale) into a new and entirely separate company with its own stock exchange listing. Such a profound change would require 75% of the shares that are voted by shareholders, to be in favour of the demerger proposal. Telecom remains resolute in negotiating a commercial and regulatory framework that together deliver an acceptable value outcome for shareholders, as well as the Government and New Zealand.

Finally, our thoughts are firmly with the people of Christchurch as the city recovers from the tragic events following February’s earthquake. Telecom people worked tirelessly, around the clock, to provide support in countless ways to the community, our 1,600 directly affected staff and the emergency services. This huge effort encompassed essential repair work on our own network, special communications support to the Civil Defence and the provision of free phone and internet services in the city. Telecom’s fixed and mobile networks were remarkably resilient and we organised the collection of many thousands of corded analogue phones from across New Zealand to enable customers to communicate even when the power supplies were down.

We continue to work with the people of Christchurch to face the challenges ahead and re-build.

Paul Reynolds

Paul Reynolds

Chief Executive

Half Year Report | For the period ended 31 December 2010 1

Dividend

Dividend

Telecom has declared an ordinary dividend of 3.5 cents per share (‘cps’) for the quarter ended 31 December 2010. The dividend will be fully imputed in line with the corporate income tax rate.

While we have now moved to a half-year reporting cycle, we remain committed to paying a quarterly dividend.

As previously advised, for FY11 Telecom will target a dividend payout ratio of approximately 90% of adjusted net earnings.

Subject to there being no adverse change in operating outlook, Telecom intends to pay a dividend of 3.5 cents per share for the first three quarters and the dividend for the fourth quarter will be set to reflect the full year targeted payout ratio.

Also for FY11 Telecom anticipates full imputation, although this prediction is highly sensitive to a number of factors. To the extent that dividends are not fully imputed, the amount of any supplementary dividend declared will be reduced on a pro-rata basis.

The payment dates for the Q2 FY11 dividend are as follows:

New Zealand, Australia 11 March 2011

New York 18 March 2011

Dividend Reinvestment Plan

Management believes that, due to the current status of Telecom’s UFB negotiations, management may be in possession of inside information over this period and has therefore decided to suspend the Dividend Reinvestment Plan and on-market buy-back.

2 Half Year Report | For the period ended 31 December 2010

Financials

Financial statements

Income statement

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
		2010 UNAUDITED	2009 UNAUDITED	2010 AUDITED
(Dollars in millions, except per share amounts)	NOTES	NZ$	NZ$	NZ$
Operating revenues and other gains				
Local service		499	516	1,026
Calling		479	518	1,003
Interconnection		100	83	178
Mobile		405	426	826
Data		299	324	638
Broadband and internet		290	297	594
IT services		274	234	486
Resale		124	147	278
Other operating revenue		99	126	215
Other gains	3	32	–	27
		2,601	**2,671**	**5,271**
Operating expenses				
Labour		(439)	(457)	(893)
Intercarrier costs		(490)	(493)	(957)
Other operating expenses		(786)	(849)	(1,657)
Other expenses	3	(16)	–	–
Earnings before interest, taxation, depreciation and amortisation		**870**	**872**	**1,764**
Depreciation		(389)	(376)	(757)
Amortisation		(141)	(134)	(275)
Earnings before interest and taxation		**340**	**362**	**732**
Finance income		10	17	22
Finance expense		(99)	(102)	(202)
Share of associates' profits /(losses)		1	–	1
Earnings before income tax		**252**	**277**	**553**
Income tax expense	5	(87)	(34)	(171)
Net earnings for the period		**165**	**243**	**382**
Net earnings attributable to equity holders of the Company		164	242	380
Net earnings attributable to non controlling interest		1	1	2
		165	**243**	**382**
Basic net earnings per share (in cents)		9	13	20
Diluted net earnings per share (in cents)		9	13	20
Weighted average number of ordinary shares outstanding (in millions)		1,923	1,874	1,891

Half Year Report | For the period ended 31 December 2010 **3**

Financials

Statement of changes in equity

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
	2010 UNAUDITED	2009 UNAUDITED	2010 AUDITED
(Dollars in millions)	NZ$	NZ$	NZ$
Equity at the beginning of the year	**2,545**	**2,445**	**2,445**
Change in accounting policy of the adoption of NZ IFRS 9 (Note 4)	–	(4)	(4)
Restated opening balance	2,545	2,441	2,441
Translation of foreign operations	2	(5)	(6)
Net investment hedges	(15)	8	10
Revaluation of long-term investments	8	31	30
Cash flow hedges	(13)	10	9
Total income/(loss) recognised directly in equity	(18)	44	43
Net earnings for the period	165	243	382
Total recognised comprehensive income	**147**	**287**	**425**
Dividends	(183)	(226)	(454)
Supplementary dividends	(9)	–	–
Tax credit on supplementary dividends	9	–	–
Dividend reinvestment plan	7	72	128
Issuance of shares under employee share schemes	5	7	5
Equity at the end of the period	**2,521**	**2,581**	**2,545**
Total recognised comprehensive income for the period is attributable to:			
Equity holders of the company	146	286	423
Minority interests	1	1	2
	147	**287**	**425**
Equity consists of:			
Contributed capital	1,528	1,464	1,515
Revaluation reserve	(289)	(232)	(233)
Foreign currency translation reserve	(33)	(21)	(20)
Hedge reserve	(45)	(31)	(32)
Deferred compensation	12	10	13
Retained earnings	1,342	1,386	1,296
Total equity attributable to equity holders of the Company	2,515	2,576	2,539
Minority interests	6	5	6
Total equity	**2,521**	**2,581**	**2,545**

4 Half Year Report | For the period ended 31 December 2010

Financials

Balance sheet

SIX MONTHS ENDED 31 DECEMBER YEAR ENDED 30 JUNE

2010 UNAUDITED 2009 UNAUDITED 2010 AUDITED

(Dollars in millions) NZ$ NZ$ NZ$

ASSETS

Current assets:

Cash 376 296 360

Short-term derivative assets 3 1 4

Receivables and prepayments 744 683 702

Taxation recoverable 1 – –

Inventories 91 101 61

Total current assets 1,215 1,081 1,127

Non-current assets:

Long-term investments 186 291 276

Long-term receivables 41 9 31

Long-term derivative assets 30 30 51

Intangible assets 1,096 978 1,106

Property, plant and equipment 4,224 4,235 4,274

Total non-current assets 5,577 5,543 5,738

Total assets 6,792 6,624 6,865

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accruals 979 868 1,170

Taxation payable – 5 15

Short-term derivative liabilities 326 32 22

Short-term provisions 18 22 19

Debt due within one year 611 349 184

Total current liabilities 1,934 1,276 1,410

Non-current liabilities:

Deferred tax liability 285 180 285

Long-term derivative liabilities 287 431 440

Long-term provisions 44 27 48

Long-term debt 1,721 2,129 2,137

Total non-current liabilities 2,337 2,767 2,910

Total liabilities 4,271 4,043 4,320

Equity:

Share capital 1,528 1,464 1,515

Reserves (355) (274) (272)

Retained earnings 1,342 1,386 1,296

Total equity attributable to equity holders of the Company 2,515 2,576 2,539

Non controlling interest 6 5 6

Total equity 2,521 2,581 2,545

Total liabilities and equity 6,792 6,624 6,865

Half Year Report | For the period ended 31 December 2010 5

Financials

Cash flow statement

SIX MONTHS ENDED 31 DECEMBER YEAR ENDED 30 JUNE

2010 UNAUDITED 2009 UNAUDITED 2010 AUDITED

(Dollars in millions) NOTES NZ$ NZ$ NZ$

Cash flows from operating activities

Cash received from customers 2,495 2,716 5,257

Interest income 10 12 21

Payments to suppliers and employees (1,840) (1,870) (3,389)

Income tax (paid)/refunded (74) 12 1

Interest paid on debt (97) (97) (195)

Dividend income 39 45 66

Net cash flow from operating activities 2 533 818 1,761

Cash flows from investing activities

Sale of property, plant and equipment 3 – 3

Sale of business 3 76 – –

Sale of long-term investments 3 100 6 6

Purchase of property, plant and equipment and intangibles

(589) (570) (1,080)

Capitalised interest paid (10) (10) (20)

Net cash flow from investing activities (420) (574) (1,091)

Cash flows from financing activities

Repayment of long-term debt (9) – (15)

Repayment of derivatives (11) (10) (34)

Proceeds from derivatives 1 12 12

Repayment of short-term debt (307) (1,334) (1,842)

Proceeds from short-term debt 413 1,294 1,651

Dividends paid (177) (153) (327)

Net cash flow from financing activities (90) (191) (555)

Net cash flow 23 53 115

Opening cash position 360 261 261

Foreign exchange movement (7) (18) (16)

Closing cash position 376 296 360

6 Half Year Report | For the period ended 31 December 2010

Notes

Notes to the financial statements

Note 1: FINANCIAL STATEMENTS

These summarised financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2010 and the condensed consolidated interim financial statements for the six months ended 31 December 2010, which are available at: investor.telecom.co.nz. These summarised financial statements for the six months ended 31 December 2010 are unaudited and are expressed in New Zealand dollars, which is the Company’s functional currency. References in these summarised financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These summarised financial statements have been extracted from the Company’s condensed consolidated interim financial statements for the six months ended 31 December 2010, which should be read in conjunction with these financial statements.

The New Zealand Government is currently working on an initiative for the deployment of Ultra-fast broadband (‘UFB’) and has established Crown Fibre Holdings (‘CFH’) to select partners for the UFB initiative. During 2010 CFH announced its selection of parties for priority negotiations, including Telecom for 25 of the 33 regions where UFB is planned to be deployed. Any structural separation of Telecom, to enable it to partner with the Government in the UFB process, is predicated on agreeing a commercial and regulatory framework that together delivers an acceptable outcome from a shareholder value perspective. Structural separation could occur by way of demerger of Chorus (and certain parts of Wholesale) into a new and entirely separate company with its own stockmarket listing. Such a change would require 75% of the shares that are voted by shareholders to be in favour of the demerger proposal. If this demerger were to occur, it would result in the issue to Telecom’s shareholders of shares in a new entity that would contain the related network assets and network business owned by Telecom prior to demerger. This would result in a significant change in Telecom’s consolidated financial statements. Pending the outcome of any regulatory relief or any future changes to the regulatory environment, whether related to the UFB proposal or not, there is also the potential for certain assets to be impaired. While there are currently no matters arising from the UFB process that would affect the H1 FY11 summarised financial statements, this may not be the case in the future.

Half Year Report | For the period ended 31 December 2010 7

Notes

Change In Accounting Policies

There have been no material changes in accounting policies applied in the preparation of these summarised financial statements. Certain comparative information has also been reclassified to conform with the current period’s presentation. There is no change to the overall reported result.

Note 2: RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

SIX MONTHS ENDED 31 DECEMBER YEAR ENDED 30 JUNE

2010 UNAUDITED 2009 UNAUDITED 2010 AUDITED

(Dollars in millions) NZ$ NZ$ NZ$

Net earnings for the period 165 243 382

Adjustments to reconcile net earnings to net cash flows from operating activities:

Depreciation and amortisation 530 510 1,032

Bad and doubtful accounts 10 10 22

Increase/(decrease) in deferred tax liability (7) (9) 104

Share of associates’ (profits)/losses (1) – (1)

Other (23) 2 (8)

Changes in assets and liabilities net of effects of non-cash and investing and financing activities:

Decrease/(increase) in accounts receivable and related items (52) 88 56

Decrease/(increase) in inventories (30) (4) 36

Decrease/(increase) in current taxation 20 55 67

Increase/(decrease) in accounts payable and related items (79) (77) 71

Net cash flows from operating activities 533 818 1,761

Note 3: OTHER GAINS AND OTHER EXPENSES

SIX MONTHS ENDED 31 DECEMBER YEAR ENDED 30 JUNE

2010 UNAUDITED 2009 UNAUDITED 2010 AUDITED

(Dollars in millions) NZ$ NZ$ NZ$

Other gains

Gain on sale of business 18 – –

Various resolutions and settlements with supplier 14 – 27

32 – 27

Other expenses

Costs relating to UFB process 12 – –

Natural disaster costs 4 – –

16 – –

8 Half Year Report | For the period ended 31 December 2010

Notes

In the six months ended 31 December 2010, other gains of $32 million represented:

$18 million (A$15 million) gain on the sale of AAPT’s consumer division to iiNet Limited for $76 million (A$60 million) in September 2010; and

$14 million relating to a resolution and settlement reached with a supplier.

In the year ended 30 June 2010, other gains of $27 million represented various resolutions and settlements reached with a supplier.

In the six months ended 31 December 2010, Telecom also sold its investments in Macquarie Telecom Group Limited and iiNet Limited for cash of $100 million. This has no impact on the consolidated income statement due to the movements in fair value of these investments (including the difference between sales proceeds and carrying value) being recognised directly in equity in accordance with Part 1 of IFRS 9.

In the six months ended 31 December 2010, other expenses of $16 million represented:

$12 million of costs incurred in relation to Telecom’s proposal for the Government’s UFB initiative and process; and

$4 million of costs recognised in relation to the Canterbury earthquakes.

Note 4: FINANCIAL ASSET ADJUSTMENTS TO FAIR VALUE

During the year ended 30 June 2010, Telecom elected to early adopt Part 1 of NZ IFRS 9 (‘IFRS 9’) (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets and specifies that financial assets should be measured at either amortised cost or fair value on the basis of both the business model for managing these investments and the nature of any contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison

Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘TMT’), at fair value. Telecom chose to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

As required by IFRS 9, for TMT, the $4 million difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 was recognised in the opening revaluation reserve at 1 July 2009. For Hutchison, the difference between the previous carrying amount at the date of initial application and its fair value under IFRS 9 was recognised in the opening revaluation reserve at 1 July 2007.

Half Year Report | For the period ended 31 December 2010 9

Notes

Note 5: TAX

The tax expense of $87 million for the six months ended 31 December 2010 was $53 million higher than the tax expense recognised for the six months ended 31 December 2009. This movement is principally due to changes in New Zealand tax legislation. The first change impacted the comparative period, where the abolition of the conduit relief regime resulted in a $43 million increase in the value of certain tax credits arising from tax paid in New Zealand and overseas in respect of offshore companies. The second impact arose in the current period, where the enactment of the Taxation (Annual Rates, Trans-Tasman Savings Portability, KiwiSaver, and Remedial Matters) Bill resulted in $23 million of these recognised tax credits having to be written down. The effect of this $23 million write-down on the tax expense in the current period was reduced by $6 million relating to tax adjustments in respect of prior periods, as well as a decrease of $7 million principally due to the tax effect of the change in profits.

Note 6: OTHER FINANCIAL INFORMATION

Net tangible assets per security

NET TANGIBLE ASSETS PER SECURITY		
	31 DECEMBER 2010	31 DECEMBER 2009
Net tangible assets per security	$0.74	$0.85

Details of Associate Companies

EQUITY ACCOUNTED ASSOCIATES AND JOINT VENTURE ENTITIES	PERCENTAGE OF OWNERSHIP INTEREST HELD AT END OF PERIOD		CONTRIBUTIONS TO NET PROFIT NZ$M	
	31 DECEMBER 2010	31 DECEMBER 2009	31 DECEMBER 2010	31 DECEMBER 2009
Pacific Carriage Holdings Limited	50%	50%	–	–
Southern Cross Cables Holdings Limited	50%	50%	–	–
Community Telco Australia Pty Limited	50%	50%	–	–
Yahoo!Xtra New Zealand Limited	49%	49%	1	–

10 Half Year Report | For the period ended 31 December 2010

Inquiries

Shareholder inquiries

Shareholders with inquiries about transactions, address changes or dividend payments should contact Telecom’s share registries.

New Zealand Registry

Computershare Investor Services Limited

Private Bag 92119

Auckland 1142

Phone: 0-9-488 8777

Fax: 0-9-488 8787

NZ Toll Free: 0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.com

United States Registry

Details for Depositary Receipts, Transfer Agent, and Registrar

The Bank of New York Mellon

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh, PA 15252-8516

United States

Toll Free phone number for United States domestic calls:+1 888 BNY ADRS (+1 888 269 2377)

Number for international calls:

+1 201 680 6825

Email: shrrelations@bnymellon.com Website: www.bnymellon.com\shareowner

Australian Registry

Computershare Investor Services Pty Limited

GPO Box 2975, Melbourne

VIC 3001, Australia Phone: +3 9415 5000

Freephone: 1 800 501 366

Fax +3 9473 2500

Email: melbourne.services@computershare.com.au

Website: www.computershare.com

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to:

investor-info@telecom.co.nz

or addressed to:

Investor Relations

General Manager

Investor Relations Telecom New Zealand

Private Bag 92028,

Auckland, 1142

New Zealand

Contact phone numbers

Australia 800 123 350

Canada 1 800 280 0398

Hong Kong 800 962 867

New Zealand 0 800 737 500

Singapore 800 641 1013

United Kingdom 0 800 960 283

United States 1 800 208 2130

Go to our investor centre at:

www.investor.telecom.co.nz

Half Year Report | For the period ended 31 December 2010 11

Disclaimer

Disclaimer

Forward-looking statements

This report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this report. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the H1 FY11 investor presentation, the H1 FY11 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s Annual Report on Form 20-F for the year ended 30 June 2010 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

12 Half Year Report | For the period ended 31 December 2010

Half Year Report | For the period ended 31 December 2010

telecomnz

Telecom Corporation of New Zealand Limited

ARBN 050 611 277